FULBRIGHT & JAWORSKI L.L[redacted]
A REGISTERED LIMITED LIABILITY PARTNERSHIP
666 FIFTH AVENUE, 31ST FLOOR
NEW YORK, NEW YORK 10103-3198
WWW.FULBRIGHT.COM

08003439

JOHANNES K. GÄBEL
PARTNER
JGABEL@FULBRIGHT.COM

DIRECT DIAL: (212) 318-3072
TELEPHONE: (212) 318-3000
FACSIMILE: (212) 318-3400

June 18, 2008

RECEIVED
2008 JUN 26 A 4:35

VIA CERTIFIED MAIL
RETURN RECEIPT REQUESTED

SUPPL

Susan Min
Securities and Exchange Commission
100 F Street NE, Room 3628
Washington, D.C. 20549

Re: Flughafen Wien AG/ Vienna International Airport (the "Company")
File No. 82-3907

Dear Madam or Sir:

Subsequent to our last submission, enclosed please find a press release of the Company.

Please do not hesitate to contact the undersigned should you have any questions regarding the above.

Very truly yours,

Johannes K. Gäbel
U.S. Authorized Representative

Enclosure

PROCESSED
JUN 27 2008
THOMSON REUTERS

dlw 6/26

45860311.1

Offen für neue Horizonte.

Vienna International Airport

Flughafen Wien: 13,2 Prozent Passagierwachstum im Mai

Der Flughafen Wien konnte im Mai eine gute Verkehrsentwicklung verzeichnen. Gegenüber dem Mai des Vorjahres stieg die Zahl der abgefertigten Passagiere um 13,2 Prozent auf insgesamt 1.840.859 Fluggäste. Die Flugbewegungen nahmen um 5,9 Prozent zu, das Höchstabfluggewicht (Maximum Take Off Weight) nahm um 8,8 Prozent zu. Zudem verzeichnete der Flughafen einen Anstieg bei den Transferpassagieren um 11,1 Prozent.

Der positive Trend beim Passagieraufkommen (Linien+Charterverkehr) nach Osteuropa setzte sich im Mai 2008 mit einem Plus von 18,3 Prozent fort.

In der Betrachtung der ersten fünf Monate 2008 stieg die Zahl der abgefertigten Passagiere um 14,2 Prozent. Insgesamt wurden in diesem Zeitraum 7.814.204 Passagiere abgefertigt. Das Höchstabfluggewicht (MTOW) stieg um 12,9 Prozent. Die Flugbewegungen nahmen um 10,5 Prozent und der Frachtumschlag um 1 Prozent zu.

Ergebnisse im Detail

	Mai 2008	Verändg. in %	Jänner bis Mai 2008	Verändg. in %
Passagiere:	1.840.859	+13,2	7.814.204	+14,2
Transferpassagiere:	547.674	+11,1	2.369.738	+2,1
Maximum Take Off Weight (in Tonnen):	687.052	+8,8	3.161.683	+12,9
Flugbewegungen (an + ab):	23.446	+5,9	109.485	+10,5
Cargo in Tonnen (Luftfracht und Trucking):	20.968	-7,2	109.601	+1,0

Rückfragehinweis: Konzernkommunikation Flughafen Wien AG
Michael Kochwalter (+43-1-) 7007-22300
Mag. Brigitta Pongratz (+43-1-) 7007-22399
Birgit Fehsler (+43-1-) 7007-22254
Mag. Elisabeth Kern (+43-1-) 7007-23000

m.kochwalter@viennaairport.com
b.pongratz@viennaairport.com
b.fehsler@viennaairport.com
e.kern@viennaairport.com

Investors Relations:
Robert Dusek (+43-1-) 7007-23126
r.dusek@viennaairport.com
Homepage: www.viennaairport.com

FULBRIGHT & JAWORSKI L.L.P.
A REGISTERED LIMITED LIABILITY PARTNERSHIP
666 FIFTH AVENUE, 31ST FLOOR
NEW YORK, NEW YORK 10103-3198
WWW.FULBRIGHT.COM

JOHANNES K. GÄBEL
PARTNER
JGABEL@FULBRIGHT.COM

DIRECT DIAL: (212) 318-3072
TELEPHONE: (212) 318-3000
FACSIMILE: (212) 318-3400

June 18, 2008

RECEIVED
2008 JUN 26 A 4:34

VIA CERTIFIED MAIL
RETURN RECEIPT REQUESTED

Susan Min
Securities and Exchange Commission
100 F Street NE, Room 3628
Washington, D.C. 20549

Re: Flughafen Wien AG/ Vienna International Airport (the "Company")
File No. 82-3907

Dear Madam or Sir:

Subsequent to our last submission, enclosed please find a press release of the Company.

Please do not hesitate to contact the undersigned should you have any questions regarding the above.

Very truly yours,

Johannes K. Gäbel
U.S. Authorized Representative

Enclosure

45860311.1

Open For New Horizons.

Vienna International Airport

Flughafen Wien AG acquires additional shares in Košice Airport

On Monday, 16 June 2008, Flughafen Wien AG signed a contract for the purchase of the stake held by Penta Investments in KSC Holding a.s., which owns 66% of the shares in Košice Airport. This agreement is subject to the approval of the Slovakian cartel authorities. The agreed transfer of the shares owned by Penta Investments will raise the stake owned by Flughafen Wien in KSC Holding a.s. to 81%. RZB holds the remaining 19% of the shares.

"Košice Airport has proven to be an excellent investment with its high growth rates. For this reason, we have decided to increase our holding," explained Herbert **Kaufmann**, member and speaker of the Management Board of Flughafen Wien AG.
This assessment is underscored by the development of traffic at Košice Airport from January to May 2008, which shows a 60% year-on-year increase in the number of passengers to 200,326. Forecasts for the 2008 calendar year show an increase of 40% in passenger volume to 615,000.

The growth at Košice Airport was driven by three factors:

- Direct connections were improved by the addition of flights to new destinations such as London and Dublin as well as new frequencies to Prague and Bratislava.
- Austrian Airlines and CSA offer excellent connections to the European and international network through the hubs in Vienna and Prague.
- The third growth factor is the catchment area. The Košice market has shown positive development as a destination for tourists as well as business travellers. Moreover, Košice Airport is establishing a position as the home airport for the neighbouring regions of Hungary and Poland.

In addition to scheduled traffic, the summer of 2008 is expected to bring roughly 390 charter flights to 16 destinations. Included here are Gerona (Spain) and Catania (Sicily) as well as two new and attractive tourism centres.

Flughafen Wien AG, Raiffeisen Zentralbank (RZB) and the Slovakian private equity group Penta Investments are the shareholders of KSC Holding a.s., which won the tender for the privatisation of a 66% stake in Košice Airport during 2006.

For additional information contact: Corporate Communications Flughafen Wien AG
Michael Kochwalter (+43-1-) 7007-22300
Brigitta Pongratz (+43-1-) 7007-22399
Birgit Fehsler (+43-1-) 7007-22254
Elisabeth Kern (+43-1-) 7007-23000

m.kochwalter@viennaairport.com
b.pongratz@viennaairport.com
b.fehsler@viennaairport.com
e.kern@viennaairport.com
Homepage: www.viennaairport.com

END